UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

INTERVEST BANCSHARES CORPORATION

(Name of issuer)

Class A Common Stock, $1.00 par value

(Title of class of securities)

460927 106

(CUSIP number)

Thomas E. Willett, Esq. Harris Beach LLP 99 Garnsey Road Pittsford, New York 14534 (585) 419-8646

(Name, address and telephone number of person authorized to receive notices and communications)

January 19, 2012

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box    ☐.

The information required on the remainder of this cover page shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 460927106

(1)	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Lowell S. Dansker
(2)	Check the appropriate box if a member of a group		(a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds PF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)		☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 1,343,700
	(8)	Shared voting power 0
	(9)	Sole dispositive power 1,343,700
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 1,343,700
(12)	Check box if the aggregate amount in Row (11) excludes certain shares		☐
(13)	Percent of class represented by amount in Row (11) 6.21%
(14)	Type of reporting person IN

ITEM 1.	SECURITIES AND ISSUER

This Schedule relates to the Class A Common Stock, par value $1.00 per share, of Intervest Bancshares Corporation (the “Issuer”). The address of the Issuer’s principal executive offices is One Rockefeller Plaza (Suite 400), New York, New York 10020.

ITEM 2.	IDENTITY AND BACKGROUND

This Schedule is being filed by Mr. Lowell S. Dansker, Chairman and Chief Executive Officer of the Issuer. His business address is One Rockefeller Plaza (Suite 400), New York, New York 10020.

During the five years prior to the date of this Schedule, Mr. Dansker has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor has he been a party to any civil proceeding of judicial or administrative body of competent jurisdiction and as a result of such proceeding become subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such law. Mr. Dansker is a citizen of the United States of America.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

This Amendment is being filed to report changes in beneficial ownership .

ITEM 4.	PURPOSE OF TRANSACTION.

Personal investment. Except for actions in his capacity as an officer and director of the Issuer, Mr. Dansker does not have any plan or proposal that would result in or relate to any of the transactions required to be described in Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF ISSUER.

(a)	Mr. Dansker owns 1,343,700 shares of Class A Common Stock, which constitutes approximately 6.21% of the Issuer’s total number of outstanding shares of Class Common Stock. Includable in the 1,343,700 shares are: exercisable options to purchase 37,200 shares of Class A Common Stock and 200,000 shares of Restricted Class A Common Stock. With respect to the shares of restricted stock, 100,000 shares vest on December 9, 2013, 66,667 shares vest on January 19, 2014 and 33,333 shares vest on January 19, 2015.

(b)	Mr. Dansker has sole power to vote and dispose of 1,343,700 shares of Class A Common Stock of the Issuer.

(c)	On January 19, 2012, Mr. Dansker was awarded 100,000 shares of restricted Stock pursuant to the Long Term Incentive Plan of the Issuer. These shares Vest as follows: as to 66,667 shares on January 19, 2014 and 33,333 shares on January 19, 2012.

(d)	Included in the 1,343,700 shares are 17,332 shares held by Mr. Dansker’s children, 5,200 shares held by Mr. Dansker’s spouse, and 207,336 shares held by a family limited liability company as to which Mr. Dansker is a managing member.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2012

/s/ Lowell S. Dansker
(Signature)

Lowell S. Dansker
Lowell S. Dansker (Name)